15049890

KH 3/18

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 16 2015
Washington DC
404

SEC FILE NUMBER
8-68796

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bonwick Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Park Ave. - Suite 3805
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company, LLC
(Name - *if individual, state last, first, middle name)*

1514 Old York Rd. (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/17

OATH OR AFFIRMATION

I, Devin Wicker, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bonwick Capital Partners, LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

VIVIAN PALACIOS
Notary Public, State of New York
No. 01PA6154099
Qualified in New York County
Commission Expires Oct. 20, 18

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (e) Statement of Cash Flows
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) Statement of Exemption from Rule 15c3-3.
- [ ] (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (l) An Oath or Affirmation.
- [ ] (m) SIPC Supplemental Report and Independent Accountant's Report
- [ ] (n) Report of Independent Registered Public Accounting Firm on Statement of Exemption or Compliance
- [ ] (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Bonwick Capital Partners, LLC
Statement of Financial Condition
December 31, 2014

Bonwick Capital Partners, LLC
Statement of Financial Condition Index
December 31, 2014

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

101 PARK AVENUE, NEW YORK, NY 10178
(212) 251-3309

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Bonwick Capital Partners, LLC

We have audited the accompanying statement of financial condition of Bonwick Capital Partners, LLC (the "Company") as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Bonwick Capital Partners, LLC as of December 31, 2014, in accordance with accounting principles generally accepted in the United States of America.

Sanville & Company

Abington, Pennsylvania
March 12, 2015

Bonwick Capital Partners, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivilents	$	55,906
Marketable securities		49,073
Receivables from clearing broker		45,882
Other receivables		52,020
Prepaid expenses		40,892
Fixed assets, net		34,499
Deposit with clearing broker		99,960
Security deposit		165,361
Other assets		1,707
Total Assets	$	545,300
Liabilities and Member's Equity		
Liabilities:		
Accounts payable & accrued expenses	$	73,202
Commissions payable		20,549
Other liabilities		24,734
Total liabilities		118,485
Members' equity		426,815
Total Liabilities and Members' Equity	$	545,300

See accompanying notes to the Statement of Financial Condition

1. Summary of Significant Accounting Policies

Nature of Operations
Bonwick Capital Partners, LLC (the "Company") was formed in 2011 as a limited liability company under the laws of the State of New York. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides consulting, advisory and capital raising services to private equity fund managers.

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2014, the Company maintained cash accounts that were not in excess of funds covered by insurance.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful service lives. Expenditures for property and equipment are capitalized and depreciated over their service lives. Related maintenance and repairs are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period.

Revenue Recognition
The Company recognizes consulting and advisory fees as earned and collectability is reasonably assured. Revenues for executing customer securities transactions and associated expenses are recorded as earned, on a trade date basis.

Clearing Arrangements
The Company has a clearing agreement with First Southwest Securities (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the statement of financial condition. Under New York Tax Code, a limited liability company is subject to an annual minimum fee. Other than the minimum fee, New York also taxes income and loss at the individual member level.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosure in the financial statements. The Company's 2012, 2013 and 2014 tax years are open for examinations by the Federal, state and local tax authorities.

Summary of Significant Accounting Policies (continued)

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

Fair Value Measurements
The Company records its financial assets and liabilities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

	Total	Level 1	Level 2	Level 3
Fixed Income	$ 9,264	$ -	$ 9,264	$ -
Equities	39,809	39,809	-	-
	$ 49,073	$ 39,809	$ 9,264	$ -

The Company did not hold any Level 3 investments during the year ended December 31, 2014. The Company did not hold any derivative instruments at any time during the year ended December 31, 2014. There were no significant transfers into or out of Level 1 or Level 2 during the period. It is the Company's policy to recognize transfers into and out of Level 1 and Level 2 at the end of the reporting period.

2. Fixed Assets

Fixed Assets are depreciated over their respective useful lives of 5 years or in the case of leasehold improvements the lesser if their useful lives or the term of the lease, and are comprised of the following at December 31, 2014:

Fixed Assets		
Furniture and Equipment	$	29,523
Leasehold improvements		15,123
Less: Accumulated Depreciation		(10,147)
	$	34,499

3. Net Capital and Aggregate Indebtedness requirements

The Company is subject to Rule 15c3-1 of the Securities & Exchange Commission's Uniform Net Capital Rule, which requires the Company to maintain minimum net capital of $100,000 and a ratio of aggregated indebtedness to net capital not exceeding 15 to 1. At December 31, 2014, the Company's net capital balance as defined by the Rule 15c3-1 was $123,703, which was $23,703 in excess of the net capital requirement of $100,000. At December 31, 2014, the Company's aggregated indebtedness to net capital ratio as defined by Rule 15c3-1 was 0.96 to 1. See also note 7.

4. Rule 15c3-3 Exemption

The Company is exempt from the provisions of the Part 240 Rule 15c3-3 of the Securities and Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer to the Clearing Broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

5. Commitments and Contingencies

Commitments
The Company is obligated to pay rent for office space leases over the next four years ending December 31, as follows:

Commitments		
2015	$	336,697
2016		314,700
2017		79,440
	$	730,837

Contingencies
In the normal course of business, the Company is exposed to various asserted and unasserted potential claims. As of December 31, 2014, and thru the date of this report, there were no such claims.

6. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At no times during the year did the balances exceeded insured limits.

7. Subsequent events

During January 2015, the firm's net Capital went below the minimum required by Rule 15c3-1. During January and February 2015, the owners of the firm contributed an additional $127,328 of new capital and the firm came back into compliance during February 2015. As of the date of these financial statements, the firm continues to maintain adequate net capital levels in accordance with the rules.

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued and had determined that there were no other subsequent events requiring disclosure in these financial statements.